FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan period ended December 31, 2000

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06101

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of
the United Technologies Corporation
Defined Contribution Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 29, 2001

 United Technologies Corporation Defined Contribution Retirement Plan
Statement of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31,	December 31,
	2000	1999

Assets:
Plan's interest in Master Trust (Notes 3, 4, and 5)	$15,893	$13,364

Net Assets Available for Benefits	$15,893	$13,364
	======	======

The accompanying notes are an integral part of these financial statements.

United Technologies Corporation Defined Contribution Retirement Plan
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)
Year Ended December 31, 2000
Additions to net assets attributed to:
Investment Income:
Net depreciation in fair value of investments	$(463)
Interest	643
Dividends	210
Total investment income	390

Deductions from net assets attributed to:
Distributions to participants	(1,017)

Net decrease prior to transfers	(627)

Plan transfers:
Assets transferred into Plan (Note 10)	3,174
Assets transferred out of Plan	(18)
Net Plan transfers	3,156

Net increase	2,529

Net Assets Available for Benefits, December 31, 1999	13,364

Net Assets Available for Benefits, December 31, 2000	$15,893
======

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
DEFINED CONTRIBUTION RETIREMENT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation ("UTC") Defined Contribution Retirement Plan (the "Plan") is a defined contribution savings and money purchase plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Eligible employees of UTC and certain of its subsidiaries may participate after completing one year of service. As described in Note 9, all active Plan participants became participants of the UTC Employee Savings Plan II (formerly, the UTC Savings Plan for Hourly Management-Represented Employees) in 1998. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting. No participant contributions were made during the 2000 and 1999 Plan years (see Note 9). Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the year ended December 31, 2000, approximately $16,000 of forfeitures were used to fund employer contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company ("Bankers Trust"), the Plan trustee. Bankers Trust is a subsidiary of Deutsche Bank.  Fidelity Institutional Retirement Services Company ("Fidelity") performs participant account recordkeeping responsibilities.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund investment option may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2000 were approximately $53,000.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Plan's trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the participating plans' unit values. Distributions to participants reduce the number of participation units held by the participating plans (see Note 5).

Investment Valuation and Income Recognition. The Income Fund's investments in insurance contracts (see Note 4) are stated at contract value, which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Plan trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeping fees, were paid directly by the employer in 2000. The employer also paid certain investment management fees for the funds administered by Deutsche Asset Management. There were no other administrative and investment expenses paid out of Plan assets during 2000.

Use of Estimates. The preparation of financial statements requires UTC management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:
	December 31,
(Thousands of Dollars, except unit amounts)	2000	1999

Equity Fund, 99,528 and 97,426 units, respectively	$2,964	$3,190

UTC Common Stock Fund, 43,623 and 40,260 units, respectively	1,165	848

Income Fund, 129,493 and 64,260 units, respectively	10,146	4,653

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan's Income Fund invests in insurance contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 2000 and 1999 were 8.3% and 8.1%, respectively.

NOTE 5 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with Bankers Trust. Under this agreement, certain savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans' participants.

At December 31, 2000, the Plan's interest in the Master Trust comprised 335,874 units of the 519,377,890 total units of participation, or 0.06%. At December 31, 1999, the Plan's interest in the Master Trust comprised 225,050 units of the total 510,203,518 units of participation, or 0.04%.

The following is a summary of the financial information and data for the Master Trust and the portion applicable to the Plan:

United Technologies Corporation
Master Trust Statement of Net Assets
(Thousands of Dollars)
	December 31,	December 31,
	2000	1999
Assets:
Short-term investments	$2,640	$23,147
Investments:
Equity:
Mutual funds	784,876	663,679
Equity commingled index funds	1,460,037	1,466,274
Common stock	759,152	784,371
ESOP stock fund	3,641,487	3,152,372
Debt:
Fixed income commingled index funds	24,916	28,140
Insurance company investment contracts	4,364,663	3,883,142
Participant notes receivable	99,935	81,647
Subtotal	11,137,706	10,082,772

ESOP receivables	128,988	116,234
Interest and dividend receivables	14,678	20,085

Total assets	11,281,372	10,219,091

Liabilities:
Accrued liabilities	8,708	6,014
Accrued ESOP interest	2,070	2,154
ESOP debt	301,100	336,600
Notes payable to UTC	153,333	131,233
Total liabilities	465,211	476,001

Net Assets	$10,816,161	$9,743,090
	========	========
Net assets of the Master Trust allocable to the Plan	$15,893	$13,364
	========	========

United Technologies Corporation
Master Trust Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2000
Additions:
Interest and dividend income	$484,236
Net appreciation on fair value of investments	422,709
Contributions from participating plans for purchase of units	294,212
Total additions	1,201,157

Deductions:
Benefit payments on behalf of participating plans	(583,163)
Master trust expenses	(37,444)
Total deductions	620,607

Net increase prior to transfers	580,550

Plan transfers:
Assets transferred in	495,024
Assets transferred out	(2,503)
Net Plan transfers	492,521

Increase in net assets	1,073,071

Net assets:
Beginning of year	9,743,090
End of year	$10,816,161
========
Amounts pertaining to the Plan:
Plan interest in net appreciation and investment income of Master Trust	$390
========
Assets transferred into Plan (Note 10)	$3,174
========
Pension benefits paid	$(1,017)
========
Assets transferred out of Plan	$(18)
========

NOTE 6 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Deutsche Asset Management and Fidelity. Bankers Trust, a subsidiary of Deutsche Bank, and Fidelity are the Plan's trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 - FUNDING POLICY

The Corporation funds its obligation to the Plan on a monthly basis. At December 31, 2000, the minimum funding requirements under ERISA have been met.

NOTE 8 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 9 - FROZEN PLAN

During 1998, all active Plan participants became participants of the UTC Employee Savings Plan II. Previously accumulated participant balances will remain in the Plan. No additional contributions will be made to the Plan. Participants will continue to be able to direct or withdraw their remaining investment balances in accordance with Plan provisions.

NOTE 10 - PLAN TRANSFER

During 1999, UTC approved the merger of the Ardco Money Purchase Plan into the Plan. Salaried participants of the Ardco Money Purchase Plan are eligible to participate in the Plan effective January 1, 2000. During 2000, approximately $3,174,000 of net assets were transferred into the Plan.

NOTE 11 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURES

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

           UNITED TECHNOLOGIES CORPORATION
           DEFINED CONTRIBUTION RETIREMENT PLAN

Dated: June 29, 2001        By:      /s/  Laurie P. Havanec
                                                 Laurie P. Havanec
                                                 Director, Employee Benefits and Human Resources Systems
                                                 United Technologies Corporation